Mail Stop 3561

May 5, 2010

Margret Wessels, President
FitwayVitamins, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: FitwayVitamins, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 20, 2010**
> **File No. 333-164577**

Dear Ms. Wessels:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one in our letter dated February 25, 2010. In that response, you state that, although you are a development stage company, you have a business plan and purpose and that your business plan does not include engaging in a merger or acquisition with an unidentified company or companies, other entity, or person. Therefore, you are of the opinion that Rule 419 does not apply to you. If you believe that you do not fall within the definition of a blank check company and are not subject to Rule 419, please represent to us in your response letter that you are not a blank check company. Also, please include in your document, if true, an affirmative statement in the forepart of your prospectus stating clearly that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

Also, please disclose whether your management or any affiliates of you or your management have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

2. Although you state in your response to comment nine in our letter dated February 25, 2010 that you provided a capitalization table in the amended filing, we are unable to locate it. Please provide a capitalization table showing your capitalization before and after the offering.

Summary Information, page 6

3. We note your response to comment seven in our letter dated February 25, 2010. In that response, and in your revised disclosure, you state that you may extend the offering for an "additional 90 days or such period as the Company deems reasonable." Please discuss further the conditions under which you would extend the offering for an additional 90 days or longer. Also, please explain what you would consider a reasonable period to keep open your offering and the factors you would consider in deciding how long to extend your offering. Please provide examples of the conditions under which you would extend the offering and of the amount of time for which you would extend your offering if you believe they would be helpful.

Risk Factors, page 8

4. We note your response to comment 11 in our letter dated February 25, 2010. Please revise the subcaption "General Competition" on page 15 so that it describes the risk in the narrative discussion. Also, please revise the second full risk factor on page 12 to convey the actual risk of unpredictable operating results. Further, please provide a separate risk factor, adjacent to the second full risk factor on page 13, discussing the risk that your sole officer and director has no prior experience in your industry.

Dilution, page 17

5. We note your response to comment 15 in our letter dated February 25, 2010. As previously requested, please revise your disclosures under each offering scenario to include the post-offering net tangible book value.

6. We note your response to comment 16 in our letter dated February 25, 2010. Please revise the first section of your dilution table to show separately the capital contributions attributable to existing stockholders and purchasers in this offering and to revise the caption "Purchasers of shares percentage of ownership after offering" to read "Existing shareholders percentage of ownership after the offering," as your current caption appears to identify the wrong shareholder group. In addition, please

tell us how you calculated the percentage of capital contributions attributable to existing stockholders and purchasers in this offering if all shares offered are sold, as we are unable to determine how you arrived at the percentages shown. See Item 506 of Regulation S-K.

Plan of Distribution, page 18

7. We note your response to comment 19 in our letter dated February 25, 2010. Under the heading "Section 15(g) of the Exchange Act" on page 19, you state that your shares "are covered by Section 15(g) of the Exchange Act, and Rules 15g-1 through 15g-6 promulgated thereunder." Also, please provide the definition of penny stock and state that your shares meet that definition.

Description of Business, page 21

8. We note your response to comment 22 in our letter dated February 25, 2010. In addition to your response and the subsequent revisions you have made in your document, please address the following:

- We re-issue the third bullet point to comment 22 in our letter dated February 25, 2010, in part. Although we note your revised disclosure on page 22 in which you discuss certain timeframes and costs that you believe will be required to implement your business plan, you still do not explain the bases for your beliefs. For example, on page 22 you state that you "feel [sic] that within 120 days of this offering, [you] will hire consultants to develop [your] logo, [your] product package design, [your] website development and hire professional service lab analysis of [your] planned initial products," which you believe will cost approximately $48,000. Please explain why you believe you will be able to accomplish these goals within 120 days of your offering and for approximately $48,000.

- In this regard, we re-issue the fourth bullet point to comment 22 in our letter dated February 25, 2010, in part. Please address how you plan to accomplish all of the steps in your timeline with your sole officer and director dedicating only 10 to 15 hours per week to your operations and having what appears to be no prior experience in the supply, manufacture, or distribution of vitamins or in the development of websites.

- It appears that your business plan is based on you being able to sell all the shares of common stock in this offering. Please discuss your business plan should you fail to sell all the shares in this offering by providing separate plans under the 25%, 50%, and 75% scenarios.

- Please disclose how you "intend" to develop your initial product offering from the samples of Protein Whey Powder and Protein Whey Bars you received from African Dynamics Group.

- In some locations in this section, you describe your proposed business as if you have already conducted certain operations, but we note that you have not yet conducted those operations. For example, under the heading "Vitamins and Mineral Products" on page 23, you state that you have no written agreements with "our" suppliers. However, it does not appear that you have any suppliers currently. As another example, in the first sentence under the heading "Marketing" on page 24, you state that your marketing strategy "consists" of three stages. However, it does not appear that you have begun any stage of your marking strategy. Please revise or advise.

- Please remove the first paragraph on page 24 or tell us why it is not appropriate for you to do so.

Industry, page 22

9. We note your response to comment 23 in our letter dated February 25, 2010. Please provide for us the Nutrition Business Journal's 2009 U.S. Nutrition Industry Overview or a website on which we can view this source.

Competitive Advantages, page 23

10. We note your response to comment 26 in our letter dated February 25, 2010. However, it does not appear that you have, in fact, included a discussion of your principal competitive challenges or risks adjacent to this section. Please revise or advise.

Regulatory Matters, page 24

11. We note your response to comment 28 in our letter dated February 25, 2010. In your revised disclosure based on this comment, you state that you "are advised" that dietary supplements sold in the United States are not required to undergo the rigorous testing procedures typical of pharmaceutical drugs. Based on this statement, it appears that you relied upon a third party expert in arriving at this conclusion. If true, please tell us the nature and extent of the third party expert's involvement in your decision-making process. In doing so, please tell us whether the conclusion reflects the expert's opinion or if you arrived at this conclusion or a different conclusion based upon your own independent research. We will consider your response with a view to whether you should name the third party expert and provide a consent pursuant to Rule 436 of Regulation C.

Financial Statements, page 26

12. Please update your financial statements to include interim financial statements as of a date within 135 days of anticipated effectiveness of the filing. See Rule 8-08 of Regulation S-X. Please also ensure that the data in your dilution table is updated accordingly.

13. It appears the report of your independent accountants on your financial statements has been removed from the filing. Please include an audit report covering your financial statements in the next amendment. See Rule 8-02 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of…, page 36

14. We note your response to comment 32 in our letter dated February 25, 2010. In addition to your response and the subsequent revisions you have made in your document, please address the following in sufficient detail so that your prospective investors have an opportunity to view your business and your proposed plan of operation through the eyes of management:

- Please revise the discussion under the heading "Plan of Operation" to clearly identify your proposed business and products in at least the same amount of detail as in your Description of Business section.

- We note your discussion on page 37 that if less than 100% of the shares are sold, you will reduce your planned business activities over the next twelve months to introduce fewer products such that you will introduce a single product at the 25% offering scenario, two products at the 50% offering scenario, and three products at the 75% offering scenario. Please revise these disclosures to describe the specific products you intend to introduce under each offering scenario and to indicate the products that will be introduced at the 100% offering scenario.

- Please revise your plan of operations disclosures to more specifically explain how you plan to develop and market your products under each of the offering scenarios. Please ensure that your revised disclosures are consistent with your use of proceeds table on page 16.

- Please disclose how much you expect to devote to website development costs under each of the offering scenarios and clarify where these costs are included on your use of proceeds table. If this amount will vary under each of the offering scenarios, please explain the reasons for any differences.

- Please expand on how you plan to "aggressively" market in North America via the internet by discussing the specific marketing tactics you expect to employ. In doing so, please discuss how much you expect search engine placements to cost and how you expect to fund such costs going forward.

- Please ensure that your disclosures are consistent throughout your filing. For instance, we note that if only 25% of the shares are sold, you expect to raise net proceeds of approximately $24,300, while you disclose on page six that you estimate $48,000 would be required for logo development, package design, package production, and website development. To the extent that your plans would be aborted or curtailed under offering scenarios less than 100%, please expand your discussion to provide more detailed disclosures regarding how you plan to proceed under those offering scenarios.

15. We note your response to comment 34 in our letter dated February 25, 2010. Please further expand the disclosures you added under the heading "Capital Resources and Liquidity" on pages 36 and 37 to discuss with more specificity how you intend to satisfy your liquidity needs over at least the next 12 months under at least each offering scenario. For example, please discuss your ability to fund your recurring obligations in addition to the increased costs of implementing your business plan, highlight any anticipated liquidity deficiencies, and describe the course of action you expect to take to remedy any deficiencies.

Business Experience, page 38

16. We note your response to comment 35 in our letter dated February 25, 2010. Please explain how Margret Wessels "[f]or her entire adult life" has been "an advocate of health and wellness, including exercise and nutritional supplements." Also, please briefly discuss Ms. Wessels' specific experience, qualifications, attributes, or skills that led to the conclusion that she should serve as your director in light of your business and structure.

Certain Relationships and Related Transactions, page 41

17. We re-issue comment 37 in our letter dated February 25, 2010. Please disclose whether the terms of your stock transaction with Margret Wessels were comparable to terms you could have obtained in an arms-length transaction with an unaffiliated third party. If not, please discuss the how the terms in the related party transaction would be different if the transaction was at arms-length with an unaffiliated third party.

Exhibit 5

18. Please re-file this legal opinion with counsel's conformed signature.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ron McIntyre
        Via Facsimile